FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 04, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON RESIDENT AND/OR LOCATED IN, ANY JURISDICTION WHERE SUCH RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL (SEE "OFFER RESTRICTIONS" BELOW).

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

April 4, 2023

NATWEST GROUP PLC - RESULTS OF THE CASH TENDER OFFER FOR ANY AND ALL OF ITS OUTSTANDING 5.125% SUBORDINATED TIER 2 NOTES DUE 2024

NatWest Group plc (the "Offeror") is announcing today the results of its previously announced cash tender offer (the "Offer") for any and all of its outstanding 5.125% Subordinated Tier 2 Notes due 2024 (the "Notes").

The Offer was made on the terms and subject to the conditions set out in the offer to purchase dated March 27, 2023 and the related Notice of Guaranteed Delivery (the "Offer to Purchase"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Results of the Offer

The Tender Agent informed the Offeror that $339,732,000 in aggregate principal amount of the Notes were validly tendered and not validly withdrawn by 5:00 p.m., New York City time, on April 3, 2023 (the "Expiration Deadline"), as more fully set forth in the table below. The Offeror has accepted all Notes that were validly tendered and not validly withdrawn prior to the Expiration Deadline. As of the Expiration Deadline, no Notes were tendered using the Guaranteed Delivery Procedures.

The Offeror estimates that the impact on its Q2 2023 results will be de minimis.

With respect to the Offer, the table below sets forth, among other things, the principal amount of Notes validly tendered and not validly withdrawn at or prior to the Expiration Deadline:
Title of Security	Issuer(1)	ISIN/CUSIP	Principal Amount Outstanding	Aggregate Principal Amount Tendered Excluding Notes Tendered Using Guaranteed Delivery Procedures	Purchase Price(2)
5.125% Subordinated Tier 2 Notes due 2024	The Royal Bank of Scotland Group plc(1)	US780099CH81 / 780099CH8	$876,108,000	$339,732,000	$996.76

(1)    Now NatWest Group plc.

(2)    Per $1,000 principal amount of the Notes validly tendered and accepted for purchase.

The Settlement Date is expected to be April 5, 2023 and the Guaranteed Delivery Settlement Date is expected to be April 6, 2023. For the avoidance of doubt, Holders whose Notes are tendered and purchased pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest or any distribution, as the case may be, for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date.

FURTHER INFORMATION

Kroll Issuer Services Limited acted as tender agent with respect to the Offer. NatWest Markets Securities Inc., an affiliate of the Offeror, acted as Global Arranger and Lead Dealer Manager with respect to the Offer. TD Securities (USA) LLC (together with NatWest Markets Securities Inc.) acted as Dealer Manager with respect to the Offer.

Questions regarding the Offer should be directed to NatWest Markets Securities Inc. at +44 20 7678 5222 (UK), +1 203 897 6166 (U.S.) or +1 866 884 2071 (U.S. Toll Free) and TD Securities (USA) LLC at +1 212 827 2842 (U.S.) or +1 866 584 2096 (U.S. Toll Free).

FORWARD-LOOKING STATEMENTS

From time to time, the Offeror may make statements, both written and oral, regarding its assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements". The Offeror cautions that these statements may and often do vary materially from actual results. Accordingly, the Offeror cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the Offer to Purchase and in the Annual Report of the Offeror on Form 20-F, which is incorporated by reference therein, and in the section entitled "Forward-Looking Statements" in the Annual Report of the Offeror on Form 20-F, which is incorporated by reference in the Offer to Purchase.

Any forward-looking statements made herein, the Offer to Purchase or in the documents incorporated by reference therein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority, any applicable stock exchange or any applicable law, the Offeror expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein, in the Offer to Purchase or the documents incorporated by reference therein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that the Offeror has made or may make in documents that the Offeror has filed or may file with the U.S. Securities and Exchange Commission.

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

Date: 04 April 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary